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**12010436**

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 46341 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2011__ AND ENDING __12/31/2011__
MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Strategic Alliance Corporation**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__132 North First Street__
(No. and Street)

| __Albemarle__ | __NC__ | __28001__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Martha O'Brien__ __704-983-5959__
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Dixon Hughes Goodman LLP__
(Name – if individual, state last, first, middle name)

| __500 Ridgefield Court, PO Box 3049__ | __Asheville__ | __NC__ | __28802__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ___Christy D. Stoner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___The Strategic Alliance Corporation_____ , as

of ___December 31_____, 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

___CEO/President_____

Title

Notary Public

Anita F. Carpenter MY COMMISSION EXPIRES JULY 1, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**DIXON HUGHES GOODMAN**LLP
Certified Public Accountants and Advisors

# THE STRATEGIC ALLIANCE CORPORATION

## FINANCIAL REPORT

## Years Ended December 31 2011 and 2010

Table of Contents

Page No.

**Independent Auditors' Report** ................................................................................... 2

**Financial Statements**

    Statements of Financial Condition............................................................................ 3

    Statements of Operations........................................................................................ 4

    Statements of Changes in Stockholder's Equity....................................................... 5

    Statements of Cash Flows....................................................................................... 6

    Notes to Financial Statements................................................................................. 7

**Supplementary Information**

    Schedule 1 - Computation of Aggregate Indebtedness and Net Capital and
    Net Capital Under rule 15c3-1................................................................................. 11

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**.... 12



# DIXON HUGHES GOODMAN LLP
## Certified Public Accountants and Advisors

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Examining Committee
Uwharrie Capital Corp
Re: The Strategic Alliance Corporation
Albemarle, North Carolina

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Dixon Hughes Goodman LLP*

Asheville, North Carolina
February 28, 2011

2

**THE STRATEGIC ALLIANCE CORPORATION**
**STATEMENTS OF FINANCIAL CONDITION**
**December 31, 2011 and 2010**

|  | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 95,966 | $ 126,484 |
| Other receivables | 9,740 | 13,250 |
| Due from affiliates (Note C) | 16,626 | 10,169 |
| Cash surrender value of life insurance | 530,375 | 512,331 |
| Prepaid expenses | 19,080 | 15,399 |
| Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $122,352 and $311,284, respectively | 8,528 | 21,075 |
| Other assets | 1,000 | 3,700 |
| Total assets | $ 681,315 | $ 702,408 |
| | | |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | $ 59,233 | $ 51,559 |
| Due to affiliates (Note C) | 16,819 | 18,908 |
| | | |
| Total liabilities | 76,052 | 70,467 |
| | | |
| **STOCKHOLDER EQUITY** | | |
| Common stock, $1 par value: 10,000,000 shares authorized; shares issued and outstanding 1,084,561 shares in 2011 and 2010 | 1,084,561 | 1,084,561 |
| Additional paid-in capital | 945,439 | 945,439 |
| Accumulated deficit | (1,424,737) | (1,398,059) |
| Total stockholder equity | 605,263 | 631,941 |
| Total liabilities and stockholder equity | $ 681,315 | $ 702,408 |

See accompanying notes.

3

**THE STRATEGIC ALLIANCE CORPORATION**
**STATEMENTS OF OPERATIONS**
**Years Ended December 31, 2011 and 2010**

|  | 2011 | 2010 |
|---|---:|---:|
| **Revenues** | | |
| Commission income | $ 766 | $ 784 |
| Revenue share income | 168,645 | 165,624 |
| Management fee income (Note D) | 164,222 | 108,277 |
| Other income | 8,141 | 8,360 |
| Total revenue | 341,774 | 283,045 |
| **Expenses** | | |
| Salaries and commissions | 77,500 | 83,337 |
| General and administrative | 323,582 | 310,939 |
| Total expenses | 401,082 | 394,276 |
| Operating loss | (59,308) | (111,231) |
| **Other Revenues** | | |
| Interest income | 186 | 325 |
| Loss on nonmarketable investments | - | (4,276) |
| Other | 18,044 | 28,782 |
| Total other revenue | 18,230 | 24,831 |
| Loss before income tax | (41,078) | (86,400) |
| Income tax benefit | (14,400) | (29,400) |
| **Net Loss** | $ (26,678) | $ (57,000) |

See accompanying notes.

**THE STRATEGIC ALLIANCE CORPORATION**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**Years Ended December 31, 2011 and 2010**

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, December 31, 2009 | 1,084,561 | $1,084,561 | $ 945,439 | $(1,341,059) | $ 688,941 |
| Net loss | - | - | - | (57,000) | (57,000) |
| Balance, December 31, 2010 | 1,084,561 | 1,084,561 | 945,439 | (1,398,059) | 631,941 |
| Net loss | - | - | - | (26,678) | (26,678) |
| Balance, December 31, 2011 | 1,084,561 | $1,084,561 | $ 945,439 | $(1,424,737) | $ 605,263 |

See accompanying notes.

**THE STRATEGIC ALLIANCE CORPORATION**
**STATEMENTS OF CASH FLOWS**
*Years Ended December 31, 2011 and 2010*

|  | 2011 | 2010 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (26,678) | $ (57,000) |
| Adjustments to reconcile net loss to net cash | | |
| used by operating activities: | | |
| Depreciation and amortization | 12,547 | 12,951 |
| Increase in cash surrender value of life insurance | (18,044) | (28,782) |
| Change in assets and liabilities: | | |
| Decrease in other receivables | 3,510 | 4,374 |
| (Increase) decrease in due from affiliates | (6,457) | 3,875 |
| Loss on nonmarketable securities | - | 4,276 |
| (Increase) decrease in prepaid expenses | (3,681) | (8,018) |
| (Increase) decrease in other assets | 2,700 | 41,096 |
| Increase (decrease) in accrued expenses and | | |
| withheld amounts | 7,674 | (160,012) |
| Increase (decrease) in due to affiliates | (2,089) | 700 |
| Net cash (used by) operating activities | (30,518) | (186,540) |
| **Cash flows from investing activities** | | |
| Purchase of furniture and equipment | - | (10,336) |
| Net cash used by investing activities | - | (10,336) |
| **Net decrease in cash and cash equivalents** | (30,518) | (196,876) |
| **Cash and cash equivalents, beginning of period** | 126,484 | 323,360 |
| **Cash and cash equivalents, end of period** | $ 95,966 | $ 126,484 |

See accompanying notes.

6

## NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the National Association of Securities Dealers (NASD) on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to UVEST Financial Services Group, Inc. (UVEST), a broker-dealer registered with the Securities and Exchange Commission. Beginning November 21, 2011, the Company replaced UVEST with Private Client Services (PCS), a broker-dealer registered with the Securities and Exchange Commission.

A summary of the Company's significant accounting policies follows:

### Revenue and Expense Recognition

Commission and revenue share income and related expenses are recorded on a trade-date basis. Revenue share income represents the Company's share of commissions received by UVEST and PCS.

### Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

### Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

### Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the statement of operations. Fiscal years ending on or after December 31, 2008 are subject to examination by federal and state tax authorities.

## NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and minimum net capital requirements of $530,190 and $5,000 respectively. At December 31, 2010, the Company had net capital and minimum net capital requirements of $571,234 and $5,000 respectively. The Company's net capital ratio(ratio of aggregate indebtedness to net capital) was .14 to 1 as of December 31, 2011, and .11 to 1 as of December 31, 2010.

## NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $164,222 and $108,277 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, amounts due the Company for such services were $16,626 and $10,169 respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp, which wholly owns the Company's sole stockholder, Bank of Stanly, and from a registered investment advisor affiliated through common ownership. The Company pays management fees in exchange for these services. Management fee expense amounted to $138,539 and $138,813 in 2011 and 2010, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. As of December 31, 2011 and 2010, amounts due for such services were $16,819 and $18,908 respectively.

The Company pays commissions to Bank of Stanly and two other banks affiliated through common ownership for trade commissions generated by registered sales representatives in these banks. Total commissions paid to the banks in 2011 and 2010 amounted to $64,242 and $64,666, respectively, and are included in the caption "Salaries and commissions" in the accompanying statements of operations.

The Company collected from UVEST, on a monthly basis, managed-account fees on behalf of a registered investment advisor affiliated through common ownership. These fees are remitted each month by the Company to the registered investment advisor through November 21, 2011.

## NOTE D – INCOME TAXES

The significant components of income tax expense for the years ended December 31 are summarized as follows:

|  | 2011 | 2010 |
|---|---|---|
|  | (dollars in thousands) | |
| Current tax expense: | | |
| Federal | $ (18,145) | $ (28,122) |
| State | - | - |
| Total | (18,145) | (28,122) |
| | | |
| Deferred tax expense: | | |
| Federal | 3,645 | (1,190) |
| State | 100 | (88) |
| Total | 3,745 | (707) |
| Net provision for income taxes | $ (14,400) | $ (29,400) |

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

|  | 2011 | 2010 |
|---|---|---|
|  | (dollars in thousands) | |
| Tax computed at the statutory federal rate | $ (14,045) | $ (29,376) |
| Increases (decrease) resulting from: | | |
| Officers life insurance | (1,627) | (3,438) |
| State income taxes, net of federal benefit | 66 | (58) |
| Other | 1,206 | 3,472 |
| Provision for income taxes | $ (14,400) | $ (29,400) |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31 are as follows:

|  | 2011 | 2010 |
|---|---|---|
|  | (dollars in thousands) | |
| Deferred tax assets relating to: | | |
| State NEL | $ 84,141 | $ 84,676 |
| Other | 1,673 | 1,673 |
| Valuation allowance | (84,141) | (84,676) |
| Total deferred tax assets | 1,673 | 1,673 |
| | | |
| Deferred tax liabilities relating to: | | |
| Premises and equipment | (1,915) | (1,946) |
| Prepaid expenses | (4,908) | (1,132) |
| Total deferred tax liabilities | (6,823) | (3,078) |
| Net recorded deferred tax asset (liability) | $ (5,150) | $ (1,405) |

At December 31, 2011, the Company had a net deferred tax asset before any valuation allowance of $78,991 consisting of items noted in the table above. Management does not believe it is more likely than not that the full benefit of the deferred tax asset will be realized. Accordingly, a valuation allowance of $84,141 has been established against such benefits.

At December 31, 2011, the Company has North Carolina net economic losses (NEL) totaling $1,847,626. The net economic losses will begin to expire after the 2011 tax year.

**SUPPLEMENTARY INFORMATION**

**THE STRATEGIC ALLIANCE CORPORATION**
**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE**
**15c3-1**
**Years Ended December 31, 2011 and 2010**

|  | 2011 | 2010 |
|---|---|---|
| **Aggregate indebtedness** | | |
| Items included in statement of financial condition | | |
| Accounts payable, accrued expenses and amounts | | |
| due to affiliates | $ 73,649 | $ 64,083 |
| **Minimum required net capital** | $ 5,000 | $ 5,000 |
| **Net capital** | | |
| Stockholder's equity | $ 605,263 | $ 631,941 |
| Deductions: | | |
| Other receivables | 17,353 | 10,858 |
| Other assets | 48,607 | 27,189 |
| Furniture and equipment | 8,528 | 21,075 |
| Haircut on securities owned | 585 | 1,585 |
| Net capital | 530,190 | 571,234 |
| **Minimum required net capital** | 5,000 | 5,000 |
| Capital in excess of minimum requirement | $ 525,190 | $ 566,234 |
| **Ratio of aggregate indebtedness to net capital** | .14 to 1 | .11 to 1 |

The above computations do not differ materially from the Company's computations, as shown in its
FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2011 and 2010.



# DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Examining Committee
Uwharrie Capital Corp
Re: The Strategic Alliance Corporation
Albemarle, North Carolina

In planning and performing our audit of the financial statements of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)     Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2)     Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Examining Committee
Uwharrie Capital Corp

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Dixon Hughes Goodman LLP*

Asheville, North Carolina
February 28, 2011

13